UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001
                                    -----------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____ to ____


Commission File Number ..................................................0-2610

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                              ZIONS BANCORPORATION
                           EMPLOYEE STOCK SAVINGS PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ZIONS BANCORPORATION
                           One South Main, Suite 1134
                           Salt Lake City, Utah 84111

FINANCIAL STATEMENTS AND EXHIBIT

a)      Financial Statements                                                Page
                                                                            ----
         Report of Independent Auditors                                       1

         Audited Financial Statements

         Statements of Net Assets Available for Benefits -
                  December 31, 2001 and 2000                                  2

         Statement of Changes in Net Assets Available for Benefits -
                  Year ended December 31, 2001                                3

         Notes to Financial Statements                                        4

         Supplemental Schedule -

                  Schedule H, Line 4j - Schedule of Reportable Transactions   8

          Signature                                                           9

(b)      Exhibit - Consent of Independent Auditors                           10

                         Report of Independent Auditors

The Benefits Committee
Zions Bancorporation Employee Stock Savings Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Employee Stock Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of reportable transactions for the year ended December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                         /s/Ernst & Young


June 17, 2002

                Zions Bancorporation Employee Stock Savings Plan

                 Statements of Net Assets Available for Benefits


                                                 December 31,
                                              2001          2000
                                          -----------   -----------
Assets
Investments, at fair value:
   Zions Bancorporation common stock ..   $      --     $97,922,854
   Money market account ...............          --             361
                                          -----------   -----------
                                                 --      97,923,215
Receivables:
   Participant contributions ..........          --         165,223
   Employer contributions .............          --          82,612
   Interest ...........................          --             599
                                          -----------   -----------
                                                 --         248,434

                                          -----------   -----------
Net assets available for benefits .....   $      --     $98,171,649
                                          ===========   ===========



See accompanying notes.

                Zions Bancorporation Employee Stock Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions

Investment income (loss):
   Net depreciation in fair value of Zions Bancorporation
     common stock ..........................................   $(15,656,820)
   Dividends ...............................................      1,326,062
   Interest ................................................          4,875
                                                               ------------
                                                                (14,325,883)


Contributions:
   Participant .............................................      9,794,418
   Employer ................................................      4,897,207
                                                               ------------
                                                                 14,691,625

Total additions ............................................        365,742

Deductions

Benefits paid directly to participants .....................      5,502,963
Transfer of assets to Zions Bancorporation Employee
   Investment Savings Plan .................................     93,034,428
                                                               ------------

Total deductions ...........................................     98,537,391

Net decrease ...............................................    (98,171,649)

Net assets available for benefits:
   Beginning of year .......................................     98,171,649
                                                               ------------
   End of year .............................................   $       --
                                                               ============

See accompanying notes.

                Zions Bancorporation Employee Stock Savings Plan

                          Notes to Financial Statements

                                December 31, 2001


1.  Description of the Plan

The following description of the Zions Bancorporation Employee Stock Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a single employer defined contribution plan that is designed to provide retirement benefits for eligible employees under either a pre-tax or post-tax salary reduction arrangement by offering employees an opportunity to acquire stock ownership in Zions Bancorporation (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. The trust department of Zions First National Bank, a subsidiary of Zions Bancorporation, is the trustee of the Plan. The Zions Bancorporation Benefits Committee has responsibility for administering the Plan.

Eligibility

Participation in the Plan is voluntary. An employee is eligible to participate on January 1, April 1, July 1, or October 1, whichever coincides with, or immediately follows, the latter of the date on which the employee completes at least 1,000 hours of service during 12 continuous months and attains the age of
21. In addition, the definition of one year of eligibility service includes employees for whom one year has past since (a) the commencement date with a previous employer that sponsored a similar 401(k) plan in which the employee participated or (b) the commencement date with a merged employer.

Contributions

Each year, participants may make voluntary contributions up to 5 percent of their pre-tax or post-tax annual compensation, as defined in the Plan document. Company contributions are equal to 50 percent of the amount contributed by the participant up to five percent of their total compensation. The maximum pre-tax amount a participant may contribute to the Plan in a calendar year, in conjunction with the Zions Bancorporation Employee Investment Savings Plan, is $10,500 for 2001.

                Zions Bancorporation Employee Stock Savings Plan

1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings. Investment income or loss is allocated to each participant's account in proportion to the investment shares held in that participant's account to the total investment shares held in the Plan.

Vesting and Payment of Benefits

Participants are fully vested in their participant accounts, inclusive of Company contributions, at all times. Benefits are paid upon death, disability, retirement, termination of employment, or earlier, subject to certain restrictions, as defined in the Plan document. Benefit payments are made in shares of stock.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, each participant shall receive a distribution of assets equal to the value of the participant's account.

2.  Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. The investment in common stock of the Company is valued at its quoted market price on the last business day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

Administrative expenses are currently being paid by the Company; however, the Plan may bear the costs of administration.

                Zions Bancorporation Employee Stock Savings Plan

2.  Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Investments

Included in the Plan's net assets available for benefits at December 31, 2000 are investments in common stock of the Company amounting to $97,922,854. These investments represent 1.80 percent ownership of the Company's outstanding common stock at December 31, 2000. The investment in common stock of the Company consisted of 1,568,334 shares at December 31, 2000.

3.  Plan Amendment and Merger

Effective December 31, 2001, the Plan was amended and was merged into the Zions Bancorporation Employee Investment Savings Plan, and the assets of the Plan totaling $93,034,428 were legally transferred on that date. Accordingly, the Plan has no net assets available for benefits as of December 31, 2001.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. A new determination letter has been requested for the new combined plan.

                Zions Bancorporation Employee Stock Savings Plan

5.  Differences Between Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                                  December 31,
                                                                     2001
                                                                  -----------
     Benefits paid directly to participants per the financial
        statements ............................................   $ 5,502,963
     Less: Amounts allocated on Form 5500 to withdrawn
        participants at December 31, 2000 .....................      (225,299)
                                                                  -----------
     Benefits paid directly to participants per the Form 5500 .   $ 5,277,664
                                                                  ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. Amounts allocated to withdrawn participants at December 31, 2001 are included in the reconciliation of benefits paid to participants per the financial statements to the Form 5500 of the Zions Bancorporation Employee Investment Savings Plan, in connection with the merger of the Plans (see Note 3).

6.  Transactions with Parties-in-Interest

The Company provides to the Plan certain accounting and administrative services for which no fees are charged. In addition, as indicated in Note 1, the trust department of Zions First National Bank is the trustee of the Plan, while the Zions Bancorporation Benefits Committee has responsibility for administering the Plan.

                Zions Bancorporation Employee Stock Savings Plan

            Schedule H, Line 4j - Schedule of Reportable Transactions
                            EIN: 87-0227400 Plan: 004

                          Year Ended December 31, 2001



                                                                                        (h)
         (a)               (b)           (c)                                       Current Value         (i)
  Identity of Party   Description of  Purchase           (d)            (g)         of Asset on       Net Gain
      Involved          Investment      Price       Selling Price  Cost of Asset  Transaction Date     (Loss)
----------------------------------------------------------------------------------------------------------------
Category (iii) - series of transactions in excess of 5% of Plan assets
----------------------------------------------------------------------------------------------------------------
Zions Bancorporation   Common stock   $      --     $   5,562,401   $ 2,874,762   $      5,562,401   $ 2,687,639

Zions Bancorporation   Common stock    15,544,506            --      15,544,506         15,544,506          --

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2001. Columns (e) and (f) are not applicable.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





June 27, 2002                       ZIONS BANCORPORATION
                                    EMPLOYEE STOCK SAVINGS PLAN


                                    By: /s/   Harris H. Simmons
                                       -----------------------------
                                       Name:  HARRIS H. SIMMONS, Chairman,
                                        President and Chief Executive Officer of
                                        Zions Bancorporation